511 Granada Drive Palm Coast, FL 32137

April 27, 2012

Board of Directors
Atlantic Coast Financial Corporation
Atlantic Coast Bank
Suite 150
12724 Gran Bay Parkway Jacksonville, FL 32258

Gentleman:

Regretfully, I hereby submit my resignation from the Board of Atlantic Coast Bank and Chairman of Atlantic Coast Financial Corporation, effective April 30, 2012. As I believe the Board is also failing to act to mitigate or significantly reduce risks facing the bank and the company in-spite of several plans put forth by some Board members, I will also resign as Chairman of ACFC/ACB Risk Committee. I do not believe the bank and the company are performing in accordance with its risk management disclosures in its 2012 proxy statement.

In addition, I will not stand for election to the Board of ACFC when my current term expires in 2014. However, I still believe that Atlantic Coast Financial Corporation can be made profitable in the near future, risks can be effectively managed, capital can be raised at market price, and shareholder value can be created through either a sale at a reasonable price or going it alone for the time being as a successful community bank in Jacksonville, Florida and southeastern Georgia. Hence I will remain on the ACFC Board at this time and do everything possible to help the company and its management achieve these objectives.

As you know, our stock is down 75 to 80% over the past year, and our financial performance speaks for itself. There are some very good, hardworking people at the company and I do not doubt the good intentions of all my fellow Board members. However, I believe many on the Board have blocked the implementation of most recommendations with debate centered on issues of speed of implementation and style rather than performance, shareholder value creation and good governance. Distractions caused by lack of action by the Board on many of the critical issues facing the company and failure to make progress on many of the initiatives put forward has created a tremendous diversion of focus and wastage of energy and resources at the bank at a time we can least afford it. We must, especially at this time, enforce the highest possible standards for our management team in terms of performance, professionalism and judgment, rewarding those who exceed them and promptly separating ourselves from those who do not meet them.

Atlantic Coast Financial Corporation                                                        April 27, 2012
Atlantic Coast Bank                                                              Page 2

I remain a significant investor. I request our total focus become on putting the company's interests and shareholder value creation ahead of anything else. If we do that, I am convinced our company can be turned around and significant value can be created for all shareholders.

I look forward to working with you to achieve these goals.

Very truly yours,

/s/ Jay Sidhu

Jay Sidhu